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Producing pharmaceutical-grade cannabinoids at 70-90% lower cost via biosynthesis

PITCH VIDEO   INVESTOR PANEL


BIOMEDICAN

LEAD INVESTOR



Eugene Fooksman

Invested $50,000 this round & $300,000 previously

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Full testimonial below

biomedican.com   Fremont CA

Technology | Food | Food Tech | Bio Tech | Life Science

OVERVIEW   UPDATES 7   WHAT PEOPLE SAY 11   ASK A QUESTION 5

Highlights

1. 4 patents pending producing the best results in the market. Less than $1 a gram production costs per cannabinoid.
2. Producing 99% pharmaceutical grade, bioorganic, Non-GMO, 70-90% less than current wholesale prices
3. Successfully biosynthesized CBG/CBGA, THCV/THCVA and CBN/CBNA. Sustainably using 90% less resources
4. CGA benefits: reduces pain, inflammation; helps treat Inflammatory Bowel disease IDB, Glaucoma, Huntington's disease
5. THCV benefits: appetite suppressant, helps with diabetes, reduces inflammation, neuroprotectant, supports bone growth
6. Over 70 articles published on the company in Forbes, Bloomberg, Nasdaq, Reuters, Maxim, Rolling Stones
7. Research partnerships: Institute of Genetics Moscow, Demark Technical University, Imperial College UK
8. One of the fastest growing markets in the world expected to reach 25 mil in 2025

Our Team



Maxim Mikheev CEO / Chief Scientist

Max is a medical, life sciences, computer sciences expert who received numerous patents, grants, and professional honors. He co-invented many patented genetic modifications and co-founded several biotech startups.

We believe that biosynthesis will shape the future and significantly influence the production of food, supplements, medical drugs, and other valuable organic compounds. We have identified rare cannabinoids as the starting point due to the high demand and limited availability. However, this is just the beginning, and we



Dennis O'Neill President

Dennis O'Neill has over 25 years of experience as an Investment Banker. He raised over 2 billion dollars in capital for early-stage companies.



Difeng Gao, Ph.D. Lead Scientist

Difeng is an accomplished scientist with 10+ years of molecular biology experience, including 6 years of experience with Yarrowia Lipolytica, CRISPR, and simultaneous integration of multiple genes.



Evgeniya Yuzbasheva, Ph.D. Senior Scientist

Evgeniya is a scientist with 20 years of experience in molecular biology, including 16 years of experience working with YL. Her research areas include optimizing internal energy pathways and fatty acid production improvements.



Andrey Romanenko, Ph.D. Lead Engineer

Andrey is a mechanical and electrical engineer with 20 years of experience in the development and building of customized equipment



Semyon Sergunin Marketing Manager

Marketing and business development professional

Pitch


BIOMEDICAN
Biosynthesis platform
for rare cannabinoids
& high-value compounds
Q3 2021


BIOMEDICAN
Why this is a unique opportunity?
Leading position: Biomedican is well-positioned to lead the fast-growing markets of biosynthesis and cannabinoids production
Proven innovation: patented biosynthetic platform built by a world-class team of Ph.D. scientists
Cannabis for health, not for high: 100% organic, non-psychoactive compounds for medical and health benefits, no THC
Commercialization stage: CBG / CBGA are ready for large scale production at 70-90% lower cost
Trusted by investors: $4.1M raised to date, $3M committed for this $10M round
2

*A max of $1.07M will be raised through Wefunder


Market opportunity and challenge
BIOMEDICAN

- Rare cannabinoids are socially responsible compounds offering **significant medical and health benefits with no intoxicating effects:**
  - ★ **CBG / CBGA** - anti-inflammatory, anti-bacterial agents, stimulate bone growth
  - ★ **CBN / CBNA** - help regulate sleep and mitigate insomnia, anxiety, and pain
  - ★ **THCV / THCVA** - assist memory, reduce appetite, have neuroprotective properties, and stimulate bone growth
  - ★ **THCA** - offers anti-inflammatory, antispasmodic, and neuroprotective properties
- Problem: **traditional extraction from plants is expensive for rare cannabinoids**. 10 kilograms of cannabis plants produce less than 2 grams of CBG!


Recreational and Medicinal ($B)
Cannabinoid-based Pharmaceuticals ($B)
No. of Consumers (#M)
Assumed End of Federal Prohibition
$100.0B
$80.0B
$60.0B
$40.0B
$20.0B
2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029

By 2029 the global market for cannabinoid-based pharmaceuticals **$50B**

The solution

BIOMEDICAN


CBDA
CBD
THCA
THC
CBGA
CBN
CBCA
CBC
CBG

Our patented biosynthetic platform produces:

- **Pharmaceutical-grade** pure rare cannabinoids
- **100% organic, non-GMO** bioidentical compounds
- **70-90% lower production costs** than current wholesale prices

Unparalleled technology

BIOMEDICAN

- **More sustainable** – utilizes 90% less energy and natural resources
- **Bioidentical** to the molecules found in nature
- **Unique and exclusive IP** – four US patents pending


Production efficiency
BIO
Our method
Chemical synthesis
Traditional biosynthesis
Extraction from plants
Purity

The leading team of biotech experts

BIOMEDICAN

Our team has over 60 years of combined research experience and have established a cutting-edge biotech laboratory in California



Max Mikheev, PhD
CEO/CSO

Max has 22 years of genomics experience. He co-invented multiple patent applications related to genetic modifications



Dennis O'Neil
President

Dennis has over 30 years of experience as an investment banker, raised over 2 billion dollars in capital for early-stage companies



Difeng Gao, PhD
Lead Scientist

Difeng has 11 years of molecular biology experience, including 6 years of experience with YL, CRISPR, and simultaneous integration of multiple genes



Evgeniya Yuzbasheva, PhD
Senior Scientist

Evgeniya has 20 years of experience in molecular biology, including 16 years of experience working with Yarrowia Lipolytica (YL).

BIOMEDICAN

Contact us:

www.biomedican.com

Invest in Biomedican

Join our cause to produce pure high-value compounds for healthier future

info@biomedican.com

LEAD INVESTOR



Eugene Fooksman

I'm investing in BioMedican because it's a company positioned to greatly disrupt the cannabis industry. Unlike the common cannabinoids (CBD and THC), extracting rare cannabinoids from the plants is very expensive, unpredictable, wasteful, affected by many external factors, and hard to quality control. BioMedican has developed a unique process of producing rare cannabinoids using biosynthesis. It's a strong and protected IP based on years of scientific research. The process is inexpensive, scalable, very predictable, and produces the highest quality natural non-GMO compounds. BioMedican is founded by a group of amazing scientists with decades of biotech research and production experience. The company is very focused on turning the research into a real business, with dozens of customers interested in the BioMedican's production process. The next phase for the company is to create a steady supply of product samples and get enough customer interest to scale up the production. This is the ideal time to invest in BioMedican before the company is significantly larger. As an investor, I cherish opportunities like this - a star team with a unique product and great IP on the verge of a major leap into a great business success.

Invested $50,000 this round & $300,000 previously

Learn about Lead Investors